PUBLIC

15048534

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52617

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kalorama Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1776 I Street, NW Suite 900
(No. and Street)

Washington, DC 20006
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elizabeth Avery (202) 387-5920
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Steven G. Hirshenson, Chartered
(Name – *if individual, state last, first, middle name*)

50 W. Edmonston Drive #603 Rockville, MD 20852
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/13

OATH OR AFFIRMATION

I, Elizabeth Avery, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kalorama Capital, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

DISTRICT OF COLUMBIA: SS
SUBSCRIBED AND SWORN TO BEFORE ME
THIS 26 DAY OF February 2015.
NOTARY PUBLIC
My Commission Expires My Commission Expires October 31, 2019

Notary Public

Elizabeth Avery
Signature

Managing Director
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DESIREE D. BURKLEY
NOTARY PUBLIC
My Comm. Exp. Oct 31, 2019
DISTRICT OF COLUMBIA

Kalorama Capital, LLC

Statement of Financial Condition
December 31, 2014

Kalorama Capital, LLC
Statement of Financial Condition
December 31, 2014

Contents **Page**

Report of Independent Registered Public Accounting Firm

To the Members
Kalorama Capital, LLC
Washington, DC

We have audited the accompanying statement of financial condition of Kalorama Capital, LLC (the Company) as of December 31, 2014. This financial statement is the responsibility of Kalorama Capital, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Kalorama Capital, LLC as of December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

Steven G. Hirshenson, Chartered

February 9, 2015

Kalorama Capital, LLC
Statement of Financial Condition
December 31, 2014

Assets		
Cash and cash equivalents	$	11,565
Organizational costs, net of accumulated amortization of $4,166		0
Total Assets	$	11,565
Liabilities and Member's Equity		
Current liabilities		
Accounts payable	$	400
Members Equity		11,165
Total Liabilities and Members' Equity	$	11,565

See Notes to Financial Statements.

Kalorama Capital, LLC

Notes to the Statement of Financial Condition

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Kalorama Capital, LLC (the Company) is a broker –dealer registered with the Securities and Exchange Commission, and is a member of the Financial Industry Regulatory Authority.

The accounts of the Company area maintained and the financial statements are prepared on the accrual basis or accounting. The accounting and reporting policies of the Company conform to general practices within the brokerage industry.

Cash and cash equivalents consisted of a checking account. For purposes of the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from the estimates made in preparation of the financial statements.

Note 2 – Income Taxes

The Company is organized as a Limited Liability Company and is, therefore, not a taxable entity. The members are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision for Federal income taxes is included in the financial statements.

Note 3 – Net Capital Requirements

As a broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2014, the Company had net capital of $11,165 which was $5,165 in excess of its required net capital of $6,000.

Note 4 – Subsequent Events

Management has evaluated events through February 9, 2015, the date on which the financial statements were available to be issued.

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52617

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kalorama Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1776 I Street, NW Suite 900
(No. and Street)

Washington, DC 20006
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elizabeth Avery (202) 387-5920
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Steven G. Hirshenson, Chartered
(Name – *if individual, state last, first, middle name*)

50 W. Edmonston Drive #603 Rockville, MD 20852
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Elizabeth Avery, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kalorama Capital, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Elizabeth Avery
Signature

Managing Director
Title

DISTRICT OF COLUMBIA: SS
SUBSCRIBED AND SWORN TO BEFORE ME
THIS 26 DAY OF February 2015

NOTARY PUBLIC
My Commission Expires My Commission Expires October 31, 2019

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DESIREE D. BURKLEY
NOTARY PUBLIC
My Comm. Exp. Oct 31, 2019
DISTRICT OF COLUMBIA

Kalorama Capital, LLC

Statement of Financial Condition
December 31, 2014

Kalorama Capital, LLC
Statement of Financial Condition
December 31, 2014

Contents	Page
Report of Independent Registered Public Accounting Firm	3
Statement of Financial Condition	4
Notes to the Statement of Financial Condition	5

Report of Independent Registered Public Accounting Firm

To the Members
Kalorama Capital, LLC
Washington, DC

We have audited the accompanying statement of financial condition of Kalorama Capital, LLC (the Company) as of December 31, 2014. This financial statement is the responsibility of Kalorama Capital, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Kalorama Capital, LLC as of December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

Steven G. Hirshenson, Chartered

February 9, 2015

Kalorama Capital, LLC
Statement of Financial Condition
December 31, 2014

Assets		
Cash and cash equivalents	$	11,565
Organizational costs, net of accumulated amortization of $4,166		0
Total Assets	$	11,565
Liabilities and Member's Equity		
Current liabilities		
Accounts payable	$	400
Members Equity		11,165
Total Liabilities and Members' Equity	$	11,565

See Notes to Financial Statements.

Kalorama Capital, LLC

Notes to the Statement of Financial Condition

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Kalorama Capital, LLC (the Company) is a broker –dealer registered with the Securities and Exchange Commission, and is a member of the Financial Industry Regulatory Authority.

The accounts of the Company area maintained and the financial statements are prepared on the accrual basis or accounting. The accounting and reporting policies of the Company conform to general practices within the brokerage industry.

Cash and cash equivalents consisted of a checking account. For purposes of the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from the estimates made in preparation of the financial statements.

Note 2 – Income Taxes

The Company is organized as a Limited Liability Company and is, therefore, not a taxable entity. The members are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision for Federal income taxes is included in the financial statements.

Note 3 – Net Capital Requirements

As a broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2014, the Company had net capital of $11,165 which was $5,165 in excess of its required net capital of $6,000.

Note 4 – Subsequent Events

Management has evaluated events through February 9, 2015, the date on which the financial statements were available to be issued.